Filed by Superior Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended

Subject Company: Complete Production Services, Inc.

Registration File No: 333-177679

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Superior employees.

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December 1, 2011

Dear Superior Employees,

The Superior and Complete management teams are working together to formulate a plan for the integration of the two companies. The focus of the integration team is to help determine the structure of our integrated company and how it will best serve our customers, our shareholders and the employees who work here. One topic that has been reviewed and changed slightly to better facilitate the integration in the future is Superior’s 401(k) plan. As explained in greater detail in a notice that will be mailed to your home, we will be making amendments to our 401(k) plan, effective January 1, 2012, that we believe improve the benefit provided by our plan by adopting some of the features of Complete’s plan. This will also simplify the ultimate integration of the two 401(k) plans. Superior’s plan will now feature immediate vesting as opposed to a two-year vesting schedule. In addition, an employee will have to put up less of his or her own money in order to take full advantage of the company’s match. Superior’s current match is dollar-for-dollar up to 3% and 50 cents on the dollar for the next 2%. The new match will be dollar-for-dollar up to 4% of your bi-weekly wages.

The driving force behind all successful integrations is the alignment of corporate cultures. Our culture is defined by our belief that people are our key differentiator in the marketplace, and our goal is to attract, retain and drive performance of the right people in the right jobs at the right time. A large part of our culture is also defined by how we live up to our stated values, and we’ve been pleased to see that our cultures have a lot in common. Because of the many similarities between our two companies, it’s only logical that our two companies would share a lot of goals. Like us, they have an engaged and energized leadership team, which will be the catalyst to make this integration successful. How we treat customers and each other will help shape that. Ensuring that all employees are ready, willing and able to promote a positive corporate culture is imperative to fulfilling our goals going forward.

Superior’s 401(k) is just one of the many benefits the company offers its employees to ensure our goal is met. To learn more about the enhancements to Superior’s 401(k) plan or any of the Company’s benefits, please contact Superior’s HR department at 1-866-306-3899 or superiorhr@superiorenergy.com.

I want to thank all of you for conducting business as usual during this time and for continuing to focus on service to our customers and workforce safety, both of which are critical. Again, if you would like to contact me directly with any questions or concerns, you can reach me at 281-999-0047 or dave.dunlap@superiorenergy.com.

Dave Dunlap

Did You Know?

Superior and Complete have highly complementary products, and the companies are also very similar from a financial perspective, the number of employees at each organization and our corporate structures. The merger of the two companies will create a powerful organization with the products, technologies, geographic reach and people that are critical to helping our customers create value.

The new enterprise will essentially be twice as big as we are today with revenues on a pro forma basis for 2011 increasing from about $2 billion to $4 billion. In addition, adding Complete’s approximately 7,500 employees to our current workforce of about 6,000 will further improve our inventory of talented people as we grow to more than 13,000 employees worldwide. We will continue to have opportunities for the combined group of employees, especially in the areas where we are expanding. We don’t anticipate employee changes in the field as a result of this merger.

FAQs

Are you going to close either the Complete or Superior offices or any locations?

A: It will take some time after the merger is finalized to assess whether there is any wisdom to making any changes at any locations. Right now it is just too early to determine that. We haven’t considered closing locations as part of our strategy. This merger is about expansion and we want to maximize those opportunities with people and locations.

Who will be the company CEO after the merger?

A: David Dunlap will serve as CEO of the combined company.

For more information about the Superior and Complete merger or to ask a question, please visit

www.superiortomorrow.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Superior and Complete filed with the SEC a registration statement on Form S-4 (File No. 333-177679). The registration statement includes a preliminary joint proxy statement/prospectus of Superior and Complete. Superior and Complete also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Superior and Complete will each deliver their definitive proxy statement/prospectus to their stockholders when it is available. THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION REGARDING OUR COMPANY, COMPLETE AND THE PROPOSED ACQUISITION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents filed by us and Complete with the SEC at the SEC’s web site at www.sec.gov. The preliminary proxy statement/prospectus and such other documents (relating to our company) may also be obtained for free from us by accessing our website at www.superiorenergy.com. The preliminary proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com.

Participants in the Solicitation

Our company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from our stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC by Superior on November 2, 2011, and additional information regarding such persons is included in our proxy statement filed with the SEC on April 15, 2011.

Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC by Superior on November 2, 2011, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.